09046264

Emeco Holdings Limited

7 January 2009 **Exemption File No. 82-35011**

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

RECEIVED 2009 MAY 28 A 2:19

Dear Sir/Madam

Re: Emeco Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-35011

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Market Announcement – 22 December 2008 – Change of Director's Interest Notice – Robin Adair*
2. *Market Announcement – 22 December 2008 – Response to ASX Price Query*
3. *Market Announcement – 31 December 2008 – Notice of initial substantial holder – Barclays Group*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

For more information please contact me by telephone: +61 8 9420 0213 in Australia, facsimile: +61 8 9321 1366 or email: michael.kirkpatrick@emecoequipment.com.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed copy of this letter and returning it to me in the enclosed pre-paid envelope.

Thank you for your attention.

Sincerely

M. Kirkpatrick

Michael Kirkpatrick
General Manager Corporate Services

Encl

PO Box 1173
West Perth WA 6872
Australia

Ground Floor, 10 Ord Street
West Perth WA 6005
Australia

Telephone: + 61 8 9420 0222
Facsimile: +61 8 9321 1366

Emeco Holdings Limited A.C.N. 112 188 815

PFAX101

Exemption File No. 82-35011

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	22-Dec-2008
Time	11:14:59
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

RECEIVED
2009 MAY 28 A 2:18

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Emeco Holdings Ltd
ABN	89 112 188 815

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Robin Adair
Date of last notice	28 August 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Aranem Pty Ltd is the trustee of the Adair Family Trust, a trust related to Mr Adair (Registered holder – UBS Wealth Management Australia Nominees Pty Ltd)
Date of change	19 December 2008
No. of securities held prior to change	100,000 shares by Mr Adair as joint trustee of the REALM Superannuation Fund, a fund of which Mr Adair is a beneficiary 6,000,000 shares by Aranem Pty Ltd as the trustee of the Adair Family Trust, a trust related to Mr Adair
Class	Ordinary shares
Number acquired	200,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Average of $0.27 per share

No. of securities held after change	100,000 shares by Mr Adair as joint trustee of the REALM Superannuation Fund (Registered holder – UBS Wealth Management Australia Nominees Pty Ltd) 6,200,000 shares held by Aranem Pty Ltd as the trustee of the Adair Family Trust (Registered holder – UBS Wealth Management Australia Nominees Pty Ltd)

+ See chapter 19 for defined terms.

PFAX201

Exemption File No. 82-35011

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	22-Dec-2008
Time	09:10:37
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Response to ASX Price Query

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Emeco Holdings Limited

21 December 2008

Greg Coulson
Australian Stock Exchange Ltd
Exchange Plaza
Level 8
2 The Esplanade
Perth WA 6000

By email to greg.coulson@asx.com.au

Dear Sir

Price query

I refer to the questions set out in your letter of 19 December 2008 regarding the change in price of the ordinary shares of Emeco Holdings Ltd **(Company)** between 17 December 2008 and 19 December 2008.

The Company's response to each of ASX's questions is as follows:

1. The Company is not aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the Company's securities.

2. Not applicable.

3. The Company does not have any other explanation for the price change of the Company's securities.

4. The Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Yours faithfully

M. Kirkpatrick

Mike Kirkpatrick
Company Secretary

PO Box 1173
West Perth WA 6872

Ground Floor, 10 Ord Street
West Perth WA 6005

Telephone: (08) 9420 0222
Facsimile: (08) 9321 1366

Emeco Holdings Limited A.C.N. 112 188 815

PFAX201

Exemption File No. 82-35011

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	31-Dec-2008
Time	14:12:50
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Form 603 - Becoming a substantial holder

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Exemption File No. 82-35011

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To	**Emeco Holdings Limited (EHL)**
ACN/ARSN	**112 188 815**

1. Details of substantial holder

Name	**Barclays Group** lodged by Barclays Global Investors Australia Limited
ABN	**33 001 804 566** (Barclays Global Investors Australia Limited)

The holder became a substantial holder on 19 December 2008.

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder an associate had a relevant interest on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Person's votes	Voting power
Ordinary	31,665,804	31,665,804	5.02%

3. Details of relevant interests

The nature of the relevant interest the substantial holder had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
Barclays Group	Fund Manager – see Annexure A	Ordinary 31,665,804

4. Details of present registered holders

The persons registered as holder of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Class and number of securities
Barclays Group	JP Morgan & other custodians – see Annexure A	Ordinary 31,665,804

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration Cash/Non-cash	Class and number of securities
Barclays Group	Past 4 months	Avg price $0.8611	Ordinary 31,665,804

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Barclays Global Investors Australia Limited	Level 43, 225 George Street, Sydney NSW 2000

Signature

Secretary
Barclays Global Investors Australia

31 December 2008
Date

This is "Annexure A" of 1 page referred to in Form 603 Notice of initial substantial holder

Relevant interest in Emeco Holdings Limited (EHL) held by members of the Barclays Group.

The list of Barclays entities and their respective holdings are as follows:

ASX CODE	STOCK NAME	COMPANY	HOLDING	%
EHL	Emeco Holdings Limited	Barclays Global Investors, N.A.	1,041,551	0.17
EHL	Emeco Holdings Limited	Barclays Global Fund Advisors	577,170	0.09
EHL	Emeco Holdings Limited	Barclays Capital Securities Ltd	2,265,500	0.36
EHL	Emeco Holdings Limited	Barclays Global Investors Australia Ltd	27,781,583	4.40
			31,665,804	**5.02**

The JP Morgan Chase Bank Inc. and various other custodians (Custodians) hold shares in EHL as custodian and for which the Barclays Group are either:

- the responsible entity or trustee of pooled investment products such as registered managed investment schemes (Funds); or
- the investment manager of Portfolios held for a number of institutional investors. The institutional investors are generally superannuation funds regulated under the *Superannuation Industry Supervision Act 1993*.

The holding of shares in EHL was acquired as part of the wide portfolio of Australian shares and units acquired for the Funds and the Portfolios.

The members of the Barclays Group and the Custodians may hold relevant interests due to the capacity of these entities to dispose of the shares in EHL.

Each investor in a Fund owns an undivided interest in the Fund's assets, no client directly owns any asset of the Fund. The unitholding of each Fund varies from time to time as clients enter and withdraw from the Funds. The various institutional investors with portfolios delegate the management of the portfolios to the members of the Barclays Group.

Secretary
Barclays Global Investors Australia

31 December 2008
Date

Exemption File No. 82-35011

POWER OF ATTORNEY

Date: 23 December 2008

Parties: Andrew Mark Kuo
in his capacity as Company Secretary,
Barclays Global Investors Australia Limited
ACN 001 804 566
having its registered office at Level 43, 225 George Street
Sydney NSW 2000 Australia

("Principal")

And

Lee Kho
in her capacity as Compliance Manager,
Barclays Global Investors Australia Limited
ACN 001 804 566
having its registered office at Level 43, 225 George Street,
Sydney NSW 2000 Australia

("Attorney")

Terms:

1. The Principal appoints the Attorney to exercise the authority conferred upon her pursuant to clauses 2 and 3 of this document.

2. The Principal declares that all acts, matters and things done by the Attorney in exercising powers under this Power of Attorney (as limited by clause 3) will be as good and valid as if they had been done by the Principal and agrees to ratify and confirm whatever the Attorney does in exercising such powers.

3. This Power of Attorney is limited to the execution of Substantial Shareholding Notices in accordance with Part 6C.1 of the Corporations Act and expires on 12 January 2008.

SIGNED, SEALED AND DELIVERED BY:

Andrew Mark Kuo, Principal

WITNESSED BY: